Exhibit 99.1

SANGOMA TECHNOLOGIES CORPORATION

Suite 100
100 Renfrew Drive
Markham, ON L3R 9R6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of Sangoma Technologies Corporation (the “Corporation”) will be held virtually via live audio webcast at https://meetnow.global/MJKTTU7 on Tuesday, December 13, 2022 at 11:00 a.m. (Toronto time) for the following purposes:

(a)	TO RECEIVE the consolidated audited financial statements of the Corporation for the financial year ended June 30, 2022, and the auditor’s report thereon;

(b)	TO ELECT members of the board of directors of the Corporation;

(c)	TO APPOINT KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

(d)	TO CONSIDER and, if deemed appropriate, to approve the omnibus equity incentive plan and the unallocated awards thereunder, as more particularly described in the Circular;

(e)	TO CONSIDER and, if deemed appropriate, to adopt an ordinary resolution (the text of which is attached to the Circular as Schedule “A”), with or without amendments, to ratify an amendment to By-Law No. 1 (the “By-Law No. 1 Amendment”) for Sangoma to remove the majority Canadian director residency requirements; and

(f)	TO TRANSACT such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Shareholders of record at the close of business on November 8, 2022 (the “Record Date”) will be entitled to vote at the Meeting.

Shareholders who are unable to be present in person at the Meeting are requested to sign, date and return the form of proxy or voting instruction form received in accordance with the instructions provided. It is important that Shareholders read the accompanying management information circular carefully. The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Markham, Ontario this 1st day of November, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

Per:	“William Wignall”
Name: William Wignall
Title: President, Chief Executive Officer and Director